Exhibit 99.1

Diginex Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

LONDON, July 30, 2026 (GLOBE NEWSWIRE) — Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”), a provider of ESG, sustainability and compliance solutions to institutional and corporate clients globally, today announced that on July 28, 2026, it received a written notification (the “Compliance Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

On March 23, 2026, the Company received a notification letter from Nasdaq indicating that for the 30 consecutive business days prior to that date, the closing bid price of the Company’s Ordinary Shares had been below the Minimum Bid Price Requirement of US$1.00 per share. The Company had a period of one hundred eighty (180) calendar days, or until September 21, 2026, to regain compliance with Nasdaq’s Minimum Bid Price Requirement.

The Compliance Notice stated that the Company evidenced a closing bid price at or above US$1.00 per share for 20 consecutive business days from June 29, 2026 to July 27, 2026 and that the Company has regained compliance with the Minimum Bid Price Requirement.

About Diginex Limited

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning Diginex ESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation, and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These include, but are not limited to, statements regarding the Company’s ability to maintain compliance with Nasdaq’s listing requirements, and the Company’s strategic plans. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Jan Hutterer

Kirchhoff Consult

Phone: +49 (40) 609186-0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global